FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of February 2004.

Total number of pages: 26

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Press release of February 02, 2004 regarding Interim Financial Statements results for the nine months ended December 31, 2003 (Japanese GAAP)

2. Press release of February 02, 2004 regarding Nidec Increases Share Holding in Nidec Copal Electronics

3. Press release of February 02, 2004 regarding Nidec Increases Share Holding in Nidec Tosok

4. Press release of February 02, 2004 regarding Nidec Philippines Corp. to wholly own Sankyo Seiki (Philippines) Mfg. Corp. through Share Transfer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 02, 2004
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

QUARTERLY FINANCIAL STATEMENTS (JAPANESE GAAP)

(JAPANESE GAAP) RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2003 (Unaudited)

(FROM APRIL 1, 2003 TO DECEMBER 31, 2003)

CONSOLIDATED

Released on February 2, 2004

NIDEC CORPORATION

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange and the New York Stock Exchange

Head Office: Kyoto, Japan

1. Selected Consolidated Financial Performance (from April 1, 2003 to December 31, 2003)

(1) Consolidated Financial Results

	Japanese yen (Millions except per share amounts)
	Three months ended December 31,
	2003	2002
Net sales	¥84,471	¥76,903
Percent change from the previous period	9.8%	8.8%
Operating income	8,220	6,266
Percent change from the previous period	31.2%	47.0%
Recurring profit	5,511	5,582
Percent change from the previous period	(1.3%)	(12.1%)
Net income	1,371	1,735
Percent change from the previous period	(20.9%)	(39.7%)
Net income per share, primary	¥21.33	¥27.30
Net income per share, diluted	¥20.33	¥26.05

Notes:

1. Percentage change indicates the change relative to the same period of the previous fiscal year.

2. Average number of shares issued and outstanding (consolidated):

64,322,012 shares for the three months ended December 31, 2003

63,565,433 shares for the three months ended December 31, 2002

3. Change in accounting method: N/A

(2) Consolidated Financial Results

	Japanese yen (Millions except per share amounts)
	Nine months ended December 31,		Year ended March 31,
	2003	2002	2003
Net sales	¥242,737	¥223,628	¥298,641
Percent change from the previous period (3)	8.5%	8.6%	6.3%
Operating income	22,717	16,600	22,861
Percent change from the previous period (3)	36.9%	58.8%	41.1%
Recurring profit	17,588	11,905	17,816
Percent change from the previous period (3)	47.7%	4.5%	0.9%
Net income	7,785	4,351	6,485
Percent change from the previous period (3)	78.9%	11.8%	0.4%
Net income per share, primary	¥121.93	¥68.46	¥100.08
Net income per share, diluted (4)	¥117.55	¥65.45	¥95.66

Notes：

1. Percentage change indicates the change relative to the same period of the previous fiscal year.

2. Average number of shares issued and outstanding (consolidated):

63,855,298 shares for the nine months ended December 31, 2003

63,565,565 shares for the nine months ended December 31, 2002

63,565,357 shares for the year ended March 31, 2003

3. Change in accounting method: N/A

Qualitative information on business conditions (consolidated)

Consolidated results for the three months ended December 31, 2003 remained on a steady upward trend, recording the best gains both in terms of sales and operating income. As compared to the exceptionally strong results for the last three months ended September 30, 2003, however, sequential consolidated growth stayed within a limited range. The increase in operating income as compared to the three months ended September 30, 2003 was limited, due to a decrease of ¥600 million in operating income resulting from further accelerated appreciation of the yen, in addition to a decrease of ¥400 million in the operating income of the affiliates. The average value of the yen against the dollar was ¥117.6, or an increase of 7.4% for the three months ended December 31, 2003, as compared to ¥108.9 for the three months ended September 30, 2003. Segmental highlights include a ¥450 million increase in operating income for the “Small Precision Motors” segment, marking the third straight quarterly profit growth of nearly 1%, despite a relatively modest ¥200 million sequential increase in sales during the same period.

Consolidated net sales for the three months ended December 31, 2003 increased approximately ¥7,600 million, or 9.8%, to a record-high ¥84,471 million as compared to the same period of the previous year.

Consolidated operating income for the quarter increased approximately ¥1,950 million, or 31.2%, to a record-high ¥8,220 million as compared to the same period of the previous year.

Consolidated recurring income decreased approximately ¥70 million to ¥5,511 million from the same period of the previous year. The decreases reflected a ¥1,300 million loss deriving from the impact of the financial results of Sankyo Seiki Mfg. Co., Ltd. for the three months ended December 31, 2003. Sankyo Seiki Mfg. Co., Ltd. became an equity-method affiliate of Nidec Corporation in October 2003 by means of capital alliance. Increases in exchange losses of ¥600 million in the valuation of assets and liabilities denominated in foreign currencies due to yen’s appreciation against the dollar also account for the decreases.

Consolidated net income for the three months ended December 31, 2003 decreased approximately ¥360 million to ¥1,371 million, mainly due to the exchange losses described above and a ¥300 million increase in minority interests.

As compared to the three months ended September 30, 2003, consolidated net sales and consolidated operating income increased approximately by 1.6% and ¥240 million respectively, while consolidated recurring income and consolidated net income decreased ¥280 million and ¥1,560 million respectively.

Despite yen’s appreciation against the dollar by 11%, consolidated net sales for the three months ended December 31, 2003 increased approximately 9.8% as compared to the same period of the previous year.

Segmental information in detail is as follows:

Business Segments

(a) Small Precision Motors

Net sales for the “Small Precision Motors” segment increased by 4.7% to ¥46,452 million as compared to the same period of the previous year. Shipments and sales of spindle motors for hard disk drives increased approximately by 25% and 9%, respectively. The yen-based average sales price accordingly fell slightly over 12%, including the impact of yen’s appreciation against the dollar by 11% as compared to the same period of the previous year. The overall impact of exchange rate fluctuation on the dollar-based average sales price was negligible.

A noteworthy trend during the three months ended December 31, 2003 was a significant 70-80% increase in the unit shipments of spindle motors for 2.5-inch, 1.8-inch and other smaller hard disk drives.

Sales and shipments of other small precision DC motors maintained an upward trend, recording a 32% and 48% increase respectively, as compared to the same period of the previous year.

Sales and shipments of fan motors decreased by 8% and 7% respectively as compared to the same period of the previous year, reflecting decreases in the shipments for game machines and MPU cooling units.

(b) Mid-size Motors

Net sales for the “Mid-size Motors” segment decreased by 15% to ¥7,546 million as compared to the same period of the previous year. The sales decreases, which came with steadily increases in shipments, were largely due to a change in the form of transaction, in which an increasing number of mid-size motors for hydraulic power steering systems were sold singularly, rather than in combination with electronic control units. Sales of mid-size motors for home electric appliances increased approximately by 7%, while those for industrial equipment remained flat.

(c) Machinery

Net Sales for the “Machinery” segment increased approximately ¥1,870 million, or 25%, to ¥9,451 million as compared to the same period of the previous year, reflecting increases in shipments by Nidec-Kyori Corporation, Nidec Copal Corporation and Nidec-Shimpo Corporation.

(d) Other

Net sales for the “Other” segment increased approximately ¥5,000 million, or 31%, to ¥21,020 million as compared to the same period of the previous year. Net sales for this segment have been drawing a steady upward curve since the previous third quarter ended December 31, 2002. Sales of precision optics and electronic components, respectively produced by Nidec Copal Corporation and Nidec Copal Electronics, accounted for a large part of the increases.

Consolidated operating income increased approximately ¥2,000 million, or 31%, to ¥8,220 million as compared to the same period of the previous year.

Operating income increased across all business segments, most notably in the “Small Precision Motors” segment and “Other” segment. The income increases in these two segments mainly derived from the expansion in sales of new products and improved profitability.

Operating income for the “Small Precision Motors” segment increased ¥950 million as compared to the same period of the previous year. Profitability rose by 1% over the last quarter ended September 30, 2003 mainly due to increased production ratio of FDB (fluid dynamic bearing) motors, the productivity of which is higher than that of conventional ball-bearing motors. Other key factors include increases in sales of high-value added spindle motors for 2.5-inch and other smaller HDDs, and continuous growth in the shipment of optical-disk-drive motors. Operating income for the “Other” segment increased ¥600 million as compared to the same period of the previous year, as a result of favorable sales of electronic components from Nidec Copal Corporation and Nidec Copal Electronics. As compared to the last quarter ended September 30, 2003, however, operating income for this segment decreased ¥250 million mainly due to slowed sales of entertainment-associated equipment produced by Nidec Copal Electronics, and a decline in selling prices of various components produced by Nidec Copal Corporation.

(3) Consolidated Financial Position

	Japanese yen (Millions except per share amounts)
	December 31,		March 31,
	2003	2002	2003
Total assets	¥334,757	¥294,085	¥305,318
Shareholders’ equity	96,503	87,955	90,142
Shareholders’ equity to total assets	28.8%	29.9%	29.5%
Shareholders’ equity per share	¥1,500.34	¥1,383.73	¥1,416.14

Note:

Number of shares issued and outstanding at end of period (consolidated):

64,321,216 shares at December 31, 2003

63,564,052 shares at December 31, 2002

63,566,081 shares at March 31, 2003

Consolidated Results of Cash Flows

	Japanese yen (Millions )
	December 31		March 31
	2003	2002	2003
Net cash provided by operating activities	¥20,476	¥16,644	¥29,224
Net cash used in investing activities	(35,485)	(22,854)	(29,168)
Net cash used in financing activities	11,930	(5,003)	(2,717)
Cash and cash equivalents at end of period	¥44,283	¥40,798	¥49,315

Qualitative information on the financial conditions (consolidated)

During the three months ended December 31, 2003, gross assets increased approximately ¥29,400 million as compared to March 31, 2003. The increases mainly consist of investment securities of approximately ¥17,500 million resulting from an expansion in the scope of consolidation. Other assets including fixed assets and inventories also increased.

Cash and cash equivalents decreased approximately ¥4,600 million as compared to March 31, 2003.

Shareholders’ equity increased approximately ¥6,400 million as compared to March 31, 2003.

Overview of Cash Flow

The balance of cash and cash equivalents on December 31, 2003 decreased ¥5,032 million to ¥44,283 million as compared to March 31, 2003.

For “Cash flows from operating activities,” cash inflow amounted to ¥20,476 million. Income before corporate tax, depreciation expenses and amortization of goodwill totaled approximately ¥30,700 million. Corporate tax of approximately ¥5,900 million accounted for a major part of the payment.

For “Cash flows from investing activities,” cash outflow amounted to ¥35,485 million. Costs for fixed asset acquisitions (capital investments) of approximately ¥16,300 million and purchase of shares in affiliates of ¥14,900 million comprised the overwhelming portion of the cash outflow.

For “Cash flows from financing activities,” cash inflow amounted to ¥11,930 million. Income accrued from bond issuance totaled ¥30,900 million.

The repayment of borrowings and the payment of dividends totaled approximately ¥16,700 million and ¥2,700 million, respectively.

Qualitative information on financial forecasts (consolidated)

Financial forecasts for the year ending March 31, 2004 remains unchanged from the previous ones released on October 28, 2003.

Sankyo Seiki Mfg. Co., Ltd., which became Nidec’s equity-method affiliate on October 1, 2003, revised its forecast for FY2003 net income loss from ¥35,900 million to ¥30,000 million in its financial reports for the three months ended December 31, 2003.

This upward revision could technically reduce our previously forecasted FY2003 losses from the equity-method affiliate by approximately ¥2,000 million. However, in consideration of the exchange loss of ¥1,100 million incurred during the three month ended December 31, 2003 and the possible impact of further exchange rate fluctuation, we have concluded that our previous forecasts for consolidated results for the year ending March 31, 2004 should stay valid.

Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements including financial forecasts that are based on our current expectations, assumptions, estimates and projections about our business including the impact of the capital alliance with Sankyo Seiki Mfg. Co., Ltd., our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained.

CONSOLIDATED FINANCIAL STATEMENTS

1) Consolidated Balance Sheets

Assets
	Japanese yen (Millions)
	December 31		December 31		March 31		Amount change
	2003		2002		2003
	Amount	%	Amount	%	Amount	%
Current assets:
Cash and bank deposits	¥44,849		¥40,962		¥49,491		¥3,887
Notes and accounts receivable	89,561		81,379		80,144		8,182
Marketable securities	171		275		266		(104)
Inventories	30,139		25,394		24,298		4,745
Deferred income taxes	1,875		1,942		4,144		(67)
Other current assets	10,505		9,583		10,176		922
Allowance for doubtful accounts	(473)		(483)		(550)		10
Total current assets	176,630	52.8	159,055	54.1	167,972	55.0	17,575
Fixed assets:
Tangible assets	116,074	34.7	108,333	36.8	112,484	36.9	7,741
Buildings and structures	33,209		28,203		35,372		5,006
Machinery and vehicles	33,843		34,249		34,419		(406)
Tools, furniture and fixtures	11,377		10,787		11,541		590
Land	33,331		28,844		28,691		4,487
Construction in progress	4,312		6,248		2,459		(1,936)
Intangible assets	8,279	2.4	10,219	3.5	9,174	3.0	(1,940)
Difference between net assets of consolidated subsidiaries and investment cost	7,548		9,248		8,402		(1,700)
Others	730		971		771		(241)
Investments and other assets	33,772	10.1	16,453	5.6	15,673	5.1	17,319
Investment securities	24,796		7,359		7,342		17,437
Deferred income taxes	5,444		5,818		4,608		(374)
Others	4,182		3,895		4,374		287
Allowance for doubtful accounts	(650)		(619)		(651)		(31)
Total fixed assets	158,126	47.2	135,006	45.9	137,332	45.0	23,120
Deferred charges	0	0.0	23	0.0	13	0.0	(23)
Total assets	¥334,757	100.0	¥294,085	100.0	¥305,318	100.0	¥40,672

Liabilities and Shareholders’ Equity
	Japanese yen (Millions)
	December 31		December 31		March 31		Amount change
	2003		2002		2003
	Amount	%	Amount	%	Amount	%
Current liabilities:
Notes and accounts payable	¥63,089		¥51,908		¥53,113		¥11,181
Short-term borrowings	52,010		56,088		65,496		(4,078)
Current portion of long-term debt	1,530		2,963		3,349		(1,433)
Current portion of convertible bonds	4,688		10,161		5,027		(5,473)
Income taxes payable	2,080		2,190		3,045		(110)
Deferred income taxes	181		0		0		181
Accrued bonus to employees	1,883		1,881		3,325		2
Other current liabilities	22,928		16,073		19,129		6,855
Total current liabilities	148,393	44.4	141,267	48.0	152,485	49.9	7,126
Non-current liabilities:
Convertible bonds	39,277		13,978		9,279		25,299
Long-term debt	2,798		3,382		5,187		(584)
Deferred income taxes	1,913		1,292		1,192		621
Accrued severance and benefit costs	9,158		8,861		9,081		297
Accrued retirement benefit to directors	1,163		1,257		1,255		(94)
Others	2,341		854		811		1,487
Total non-current liabilities	56,653	16.9	29,626	10.1	26,807	8.8	27,027
Total liabilities	205,046	61.3	170,893	58.1	179,293	58.7	34,153
Minority interests	33,207	9.9	35,236	12.0	35,882	11.8	(2,029)
Shareholders’ equity:
Common stock	26,653	8.0	26,477	9.0	26,485	8.7	176
Additional paid-in capital	30,037	9.0	26,352	9.0	26,360	8.6	3,685
Accumulated earnings	50,027	14.9	42,148	14.3	44,282	14.5	7,879
Land revaluation reserve	(701)	(0.2)	(701)	(0.2)	(701)	(0.2)	-
Net unrealized loss on securities	1,094	0.3	(532)	(0.2)	(561)	(0.2)	1,626
Foreign currency translation adjustment	(10,505)	(3.2)	(5,725)	(2.0)	(5,656)	(1.9)	(4,780)
Treasury stock	(101)	(0.0)	(63)	(0.0)	(65)	(0.0)	(38)
Total shareholders’ equity	96,503	28.8	87,955	29.9	90,142	29.5	8,548
Total liabilities and shareholders’ equity shareholders’ equity	¥334,757	100.0	¥294,085	100.0	¥305,318	100.0	¥40,672

2) Consolidated Statements of Income

	Japanese yen (Millions)
	Three months ended December 31,				Nine months ended December 31,
	2003		2002		2003		2002
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	¥84,471	100.0	¥76,903	100.0	¥242,737	100.0	¥223,628	100.0
Cost of sales	65,687	77.8	61,553	80.0	189,367	78.0	180,033	80.5
Gross profit	18,784	22.2	15,350	20.0	53,369	22.0	43,594	19.5
Selling, general and administrative expenses	10,563	12.5	9,083	11.8	30,652	12.6	26,994	12.1
Amortization of consolidation difference included in the above	901		842		2,627		2,493
Operating income	8,220	9.7	6,266	8.2	22,717	9.4	16,600	7.4
Other income	310	0.4	338	0.4	1,130	0.4	1,526	0.7
Interest income	41		67		141		263
Dividend income	16		17		118		148
Other	252		253		869		1,115
Other expenses	3,020	3.6	1,022	1.3	6,259	2.6	6,221	2.8
Interest expenses	177		223		564		686
Foreign currency transaction loss	1,156		538		2,949		3,828
Equity in loss of affiliates	1,308		14		1,367		86
Loss on write-off of inventory	219		122		771		996
Other	158		124		607		623
Recurring profit	5,511	6.5	5,582	7.3	17,588	7.2	11,905	5.3
Extraordinary gains	93	0.1	31	0.0	791	0.3	150	0.1
Gain on sale of fixed assets	12		6		58		38
Equity in earnings (losses) of affiliates	92		22		169		22
Gain on reversal of allowance for retirement	-		-		459		-
Other, net	(11)		1		103		89
Extraordinary losses	496	0.6	1,293	1.7	2,043	0.8	2,671	1.2
Loss on disposal of property, plant and equipment	143		247		749		806
Loss on write-down of investment securities	-		651		-		670
Amortization of net transition obligation	302		364		906		1,096
Relocation of headquarters and laboratory	-		-		316		-
Other	49		30		71		97
Income before income taxes and minority interests	5,108	6.0	4,320	5.6	16,336	6.7	9,384	4.2
Income taxes (Current)	1,430	1.7	958	1.2	4,935	2.0	3,317	1.5
Income taxes (Deferred)	1,341	1.6	942	1.2	757	0.3	17	0.0
Minority interests in subsidiaries	964	1.1	683	0.9	2,858	1.2	1,697	0.8
Net income	¥1,371	1.6	¥1,735	2.3	¥7,785	3.2	¥4,351	1.9

	Japanese yen (Millions)
	Nine months ended December 31,	Nine months ended December 31,	Year ended March 31,
	2003	2002	2003
Cash flows from operating activities:
Net income before income taxes and minority interests	¥16,336	¥9,384	¥12,712
Depreciation	11,900	11,229	15,138
Amortization of consolidation difference	2,443	2,309	3,070
Provision for doubtful accounts	(48)	8	105
Accrued severance and benefit cost	194	1,248	1,433
Interest and dividend income	(260)	(411)	(554)
Interest expenses	564	686	897
Exchange loss (gain)	1,259	964	443
Equity in loss of affiliates	1,367	86	110
Loss on sale of property, plant and equipment	20	30	30
Loss on disposal of property, plant and equipment	670	738	1,134
Decrease (increase) in notes and accounts receivable	(13,923)	(8,299)	(6,839)
Decrease (increase) in inventories	(6,897)	(1,582)	(405)
Increase (decrease) in notes and accounts payable	14,757	8,224	9,154
Other, net	(1,691)	(1,653)	(2)
Sub-total	26,691	22,963	36,430
Interest and dividend income received	261	413	557
Interest expenses paid	(576)	(916)	(1,119)
Income taxes paid	(5,899)	(5,816)	(6,642)
Net cash provided by operating activities	20,476	16,644	29,224
Cash flows from investing activities:
Payments for fixed deposits over three months	(632)	(309)	(166)
Proceeds from fixed deposits over three months	281	160	319
Payments for purchase of marketable securities	(60)	(152)	(186)
Proceeds from sales of marketable securities	38	139	157
Payments for purchase of property, plant and equipment	(16,295)	(19,901)	(25,806)
Proceeds from sales of property, plant and equipment	334	258	516
Payments for purchase of investments in securities	(2,180)	(47)	(557)
Proceeds from sale of investments in securities	25	119	120
Proceeds for purchase of investments in affiliates	(14,878)	(2,555)	(2,895)
Payments for purchase of investments of newly consolidated subsidiaries	(1,548)	-	-
Proceeds from sales of subsidiaries’ share resulting in change in the scope of consolidation	-	11	11
Disbursement of loan receivables	(454)	(60)	(275)
Collection of loan receivables	195	51	179
Other	(311)	(570)	(587)
Net cash used in investing activities	(35,485)	(22,854)	(29,168)

	Japanese yen (Millions)
	Nine months ended December 31,	Nine months ended December 31,	Year ended March 31,
	2003	2002	2003
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(12,398)	(986)	8,872
Proceeds from issuance of long-term debt	-	2,569	5,552
Payments of long-term debt	(4,274)	(4,772)	(5,599)
Issuance of common stock to minority interests	444	167	273
Dividends paid	(1,909)	(1,271)	(1,271)
Payment of dividends to minority interests	(767)	(656)	(656)
Redemption of long-term debt	-	-	(9,832)
Proceeds from issuance of corporate bonds	30,872	-	-
Other	(35)	(54)	(56)
Net cash used in financing activities	11,930	(5,003)	(2,717)
Effect of exchange rate changes on cash and cash equivalents	(2,125)	(2,717)	(2,752)
Net increase (decrease) in cash and cash equivalents	(5,203)	(13,932)	(5,413)
Cash and cash equivalents at beginning of year	49,315	53,586	53,586
Cash increased in change in the scope of consolidation	171	1,145	1,142
Cash and cash equivalents at end of year	¥44,283	¥40,798	¥49,315

4) BASIS OF PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1. Scope of consolidation:

Number of consolidated subsidiaries: 65

(Comparison to the preceding quarter ended September 30, 2003)

Newly consolidated from September 30, 2003: 1

(Newly established)

Nidec-Shimpo (ZheJiang) Corporation

(Comparison to the same period of the previous year)

Newly consolidated: 12; Excluded from consolidation: 1

(Newly established: 8)

Nidec (Shanghai) International Trading Co., Ltd.

Nidec Power Motor (Shanghai) International Trading Co., Ltd.

Nidec Total Service (ZheJiang) Corporation

Nemicon Noise Corporation

Nidec-Shimpo (Shanghai) International Trading Co., Ltd.

Nidec Shibaura (H.K.) Limited

Nidec Steel Products (ZheJiang) Co., Ltd.

Nidec-Shimpo (ZheJiang) Corporation

(Newly consolidated because of being material as a whole: 3)

Nidec Copal Electronics (ZheJiang) Co., Ltd.

Nidec Tosok (Shanghai) Co., Ltd.

Nidec Copal Electronics (Korea) Co.,Ltd.

(Increased in consolidation because Nidec Corporation’s share of ownership and voting rights increased: 1)

Sankyo Ryutsu Kogyo Co., Ltd.

(Excluded from consolidation by liquidation: 1)

Shimpo-Ceramics Corporation

2. Application of the equity method:

Number of affiliates accounted for by the equity method: 8

(Comparison to the preceding quarter ended September 30, 2003)

Newly accounted for by the equity method: 1

(Increased because Nidec Corporation’s share of ownership and voting rights increased: 1)

Sankyo Seiki Mfg. Co., Ltd.

(Comparison to the same period of the previous year)

Newly accounted for by the equity method: 3

(Newly established: 1)

Copal Yamada Corporation

(Newly accounted for by the equity method because of being material as a whole: 1)

NTN-Nidec (Zhejiang) Corporation

(Increased because Nidec Corporation’s share of ownership and voting rights increased: 1)

Sankyo Seiki Mfg. Co., Ltd.

3. Items regarding accounting standards:

 Change in accounting method: N/A

(Additional note)

On April 1, 2003, Nidec Tosok Corporation, settled the defined benefit plans and established new defined contribution pension plans pursuant to the Japanese Welfare Pension Insurance Law. Nidec Tosok Corporation recognized an extraordinary gain of ¥459 million upon settlement of the plans in the nine month period ended December 31, 2003.

5) BUSINESS SEGMENT INFORMATION

(1) Business Segment Information

	Japanese yen (Millions)
	Three months ended December 31, 2003
	Small precision motors	Mid-size motors	Machinery	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥46,452	¥7,546	¥9,451	¥21,020	¥84,471	-	¥84,471
Intersegment	0	3	1,439	168	1,612	(¥1,612)	-
Total	46,453	7,550	10,891	21,188	86,084	(1,612)	84,471
Operating expenses	40,805	7,184	10,135	18,986	77,113	(862)	76,250
Operating income	¥5,647	¥365	¥755	¥2,202	¥8,971	(¥750)	¥8,220

	Japanese yen (Millions)
	Three months ended December 31, 2002
	Small precision motors	Mid-size motors	Machinery	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥44,387	¥8,864	¥7,580	¥16,071	¥76,903	-	¥76,903
Intersegment	0	6	1,457	118	1,583	(¥1,583)	-
Total	44,387	8,870	9,038	16,190	78,486	(1,583)	76,903
Operating expenses	39,694	8,819	8,580	14,598	71,691	(1,055)	70,636
Operating income	¥4,693	¥51	¥457	¥1,592	¥6,794	(¥527)	¥6,266

	Japanese yen (Millions)
	Nine months ended December 31, 2003
	Small precision motors	Mid-size motors	Machinery	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥132,418	¥24,211	¥26,943	¥59,164	¥242,737	-	¥242,737
Intersegment	1	12	3,997	480	4,492	(¥4,492)	-
Total	132,420	24,223	30,941	59,644	247,229	(4,492)	242,737
Operating expenses	117,428	22,925	28,824	52,997	222,175	(2,155)	220,019
Operating income	¥14,992	¥1,297	¥2,116	¥6,647	¥25,054	(¥2,336)	¥22,717

	Japanese yen (Millions)
	Nine months ended December 31, 2002
	Small precision motors	Mid-size motors	Machinery	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥127,991	¥27,824	¥23,151	¥44,660	¥223,628	-	¥223,628
Intersegment	3	10	5,364	390	5,769	(¥5,769)	-
Total	127,995	27,835	28,516	45,050	229,398	(5,769)	223,628
Operating expenses	114,211	27,997	27,121	41,345	210,676	(3,648)	207,028
Operating income	¥13,784	(¥161)	¥1,394	¥3,704	¥18,721	(¥2,121)	¥16,600

	Japanese yen (Millions)
	Year ended March 31, 2003
	Small precision motors	Mid-size motors	Machinery	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥168,591	¥37,479	¥31,763	¥60,807	¥298,641	-	¥298,641
Intersegment	4	18	6,694	490	7,208	(¥7,208)	-
Total	168,595	37,498	38,457	61,298	305,849	(7,208)	298,641
Operating expenses	150,927	37,002	36,331	55,496	279,758	(3,979)	275,779
Operating income	¥17,667	¥495	¥2,125	¥5,801	¥26,090	(¥3,229)	¥22,861

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), Small precision fans, brush motors, vibration motors

(2) Mid-size motors: Motors for home appliances, automobiles and industrial use

(3) Machinery: High-speed press machines, semiconductor production equipment, precision equipment, FA equipment

 (Note) Former segment of “Machinery and power supplies” changed into “Machinery” in the third quarter due to the change that Machinery had accounted for major portion of this segment.

(4) Other: Automobile components, optical components, electronic components, pivot assemblies, other components, service etc

3. Unallocated operating expenses included in Eliminations/Corporate (Consolidated)

	Japanese yen (Millions)
	Nine months ended December 31,		Year ended March 31,
	2003	2002	2003
Amount of unallocated expenses included in Eliminations/Corporate	¥2,212	¥1,742	¥2,673	Expenses derived from the overhead department of the parent company’s Administration and accounting divisions

(2) Geographic Segment Information

	Japanese yen (Millions)
	Three months ended December 31, 2003
	Japan	North America	Asia	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥49,939	¥1,318	¥32,393	¥820	¥84,471	-	¥84,471
Intersegment	18,727	268	34,210	2	53,208	(¥53,208)	-
Total	68,667	1,587	66,603	822	137,680	(53,208)	84,471
Operating expenses	65,402	1,469	60,943	772	128,587	(52,336)	76,250
Operating income	¥3,265	¥117	¥5,659	¥50	¥9,092	(¥871)	¥8,220

	Japanese yen (Millions)
	Three months ended December 31, 2002
	Japan	North America	Asia	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥47,943	¥2,029	¥26,034	¥896	¥76,903	-	¥76,903
Intersegment	19,441	251	32,340	6	52,039	(¥52,039)	-
Total	67,384	2,280	58,374	903	128,942	(52,039)	76,903
Operating expenses	64,344	2,167	54,827	882	122,222	(51,585)	70,636
Operating income	¥3,039	¥113	¥3,546	¥20	¥6,720	(¥453)	¥6,266

	Japanese yen (Millions)
	Nine months ended December 31, 2003
	Japan	North America	Asia	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥146,134	¥4,496	¥89,330	¥2,775	¥242,737	-	¥242,737
Intersegment	53,490	666	98,007	8	152,173	(¥152,173)	-
Total	199,624	5,163	187,338	2,783	394,910	(152,173)	242,737
Operating expenses	190,083	4,884	171,744	2,679	369,391	(149,371)	220,019
Operating income	¥9,541	¥279	¥15,594	¥104	¥25,519	(¥2,801)	¥22,717

	Japanese yen (Millions)
	Nine months ended December 31, 2002
	Japan	North America	Asia	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥137,017	¥6,637	¥75,852	¥4,119	¥223,628	-	¥223,628
Intersegment	59,598	824	94,458	107	154,989	(¥154,989)	-
Total	196,616	7,462	170,311	4,226	378,617	(154,989)	223,628
Operating expenses	187,889	7,201	160,696	4,135	359,921	(152,893)	207,028
Operating income	¥8,727	¥261	¥9,615	¥91	¥18,695	(¥2,095)	¥16,600

	Japanese yen (Millions)
	Year ended March 31, 2003
	Japan	North America	Asia	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥183,938	¥8,490	¥101,210	¥5,001	¥298,641	-	¥298,641
Intersegment	76,971	1,209	124,486	114	202,782	(¥202,782)	-
Total	260,910	9,699	225,697	5,116	501,423	(202,782)	298,641
Operating expenses	249,076	9,395	212,042	4,977	475,492	(199,712)	275,779
Operating income	¥11,834	¥304	¥13,654	¥138	¥25,931	(¥3,069)	¥22,861

Notes:

1. Regions are based on geographic vicinity.

2. Main countries or region pertaining to each classification:

(1) North America: United States

(2) Asia: Singapore, Thailand, China, Philippines

(3) Other: Europe

3. Unallocated operating expenses included in Eliminations/Corporate (Consolidated)

	Japanese yen (Millions)
	Nine months ended December 31,		Year ended March 31,
	2003	2002	2003
Amount of unallocated expenses included in Eliminations/Corporate	¥2,212	¥1,742	¥2,673	Expenses incurred from the overhead department of the parent company’s administration and accounting divisions

(3) Overseas sales (Consolidated)

	Japanese yen (Millions), %
	Nine months ended December 31, 2003
	North America	Asia	Other	Total
Overseas sales	¥6,428	¥130,949	¥8,026	¥145,404
Consolidated sales	-	-	-	242,737
Overseas sales to consolidated sales	2.6%	54.0%	3.3%	59.9%

	Japanese yen (Millions), %
	Nine months ended December 31, 2002
	North America	Asia	Other	Total
Overseas sales	¥7,157	¥115,659	¥5,870	¥128,686
Consolidated sales	-	-	-	223,628
Overseas sales to consolidated sales	3.2%	51.7%	2.6%	57.5%

	Japanese yen (Millions), %
	Year ended March 31, 2003
	North America	Asia	Other	Total
Overseas sales	¥9,170	¥154,738	¥7,486	¥171,395
Consolidated sales	-	-	-	298,641
Overseas sales to consolidated sales	3.1%	51.8%	2.5%	57.4%

Notes:

1. The method of region classification and the breakdown of the main countries or regions pertaining to each classification are as follows:

(1) Method of classification: based on geographic vicinity

(2) Main countries or region pertaining to each classification:

North America: United States

Asia: Singapore, Thailand, China, Philippines

Other: Europe

2. Overseas sales comprise sales of Nidec Corporation and its subsidiaries in countries or regions other than Japan.

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on February 2, 2004, in Kyoto, Japan

Nidec Increases Share Holding in Nidec Copal Electronics

Pursuant to Rule 31 of Security Exchange law of Japan, Nidec Corporation (“Nidec”) today announced it has purchased 871,000 shares of common stock in one of its consolidated subsidiaries under the Japanese GAAP, Nidec Copal Electronics Corporation (“Nidec Copal Electronics”, Code:6883), whose shares are listed on the Second Section of Tokyo Stock Exchange. As a result, Nidec has increased its holding ratio for Nidec Copal Electronics stock to 49.89%.

Details of the Share Purchase are as follows:

1.

Class of shares purchased:

        Common Stock of Nidec Copal Electronics

2.

Total number of shares purchased:

        871,000 shares（5.24% of Nidec Copal Electronics’ total outstanding shares）

3.

Date of purchase:

        From July 25, 2003 to January 27, 2004

4.

Total number of shares held by Nidec:

8,289,000 shares（49.89% of Nidec Copal Electronics’ total outstanding shares）

5.

Method of purchase:

   Through trading on the Tokyo Stock Exchange

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on February 2, 2004, in Kyoto, Japan

Nidec Increases Share Holding in Nidec Tosok

Pursuant to Rule 31 of Security Exchange law of Japan, Nidec Corporation (“Nidec”) today announced it has purchased 410,000 shares of common stock in one of its consolidated subsidiaries under the Japanese GAAP, Nidec Tosok Corporation (“Nidec Tosok”, Code:7728), whose shares are listed on the Second Section of Tokyo Stock Exchange. As a result, Nidec has increased its holding ratio for Nidec Tosok’s stock to 55.55%.

Details of the Share Purchase are as follows:

1.

Class of shares purchased:

        Common Stock of Nidec Tosok

2.

Total number of shares purchased:

        410,000shares（2.52% of Nidec Tosok’s total outstanding shares）

3.

Date of purchase:

        January 14, 2004

4.

Total number of Nidec Tosok shares held by Nidec:

9,027,200 shares（55.55% of Nidec Tosok’s total outstanding shares）

5.

Method of purchase:

   Pre-market trading through TOSTNET１on the Tokyo Stock Exchange

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on February 2, 2004, in Kyoto, Japan

Nidec Philippines Corp. to wholly own Sankyo Seiki (Philippines) Mfg. Corp.

through Share Transfer

    Sankyo Seiki Mfg. Co., Ltd.(“Sankyo Seiki”), a subsidiary of Nidec Corporation (“Nidec”), announced today that it has decided to dispose of its unprofitable fluid-dynamic-bearing motor (“FDB motor”) business.

    In accordance with the decision, Nidec Philippines Corporation, a subsidiary of Nidec, has agreed to take over the whole shares of common stock of Sankyo Seiki (Philippines) Mfg. Corp., a wholly-owned subsidiary of Sankyo Seiki producing FDB motors for hard disk drives.

    Nidec Philippines Corporation will enhance the production capability of the new facility (renamed: Nidec Subic Philippines Corporation) to accommodate the growing demand for Nidec FDB motors. The current employees of Sankyo Seiki (Philippines) Mfg. Corp. associated with the FDB-motor business, including its development engineers, production technology engineers and administrative staffs, will be either dispatched or transferred to Nidec and its group companies.

1.

Name of the company after Share Transfer:

Nidec Subic Philippines Corporation

2.

Number of shares transferred:

400,000 shares (100% of the total outstanding shares of Sankyo Seiki (Philippines) Mfg. Corp.)

3.

Amount paid in Share Transfer:

100 million Philippine pesos

4.

Production capacity at the time of Share Transfer:

1,000,000 units per month (FDB motors)

5.

Projected production capacity:

4,000,000 units per month by the end of September 2004

6.

Projected capital investments:

5,000 million yen

7.

Notes regarding the marketing function of Sankyo Seiki:

The marketing function of Sankyo Seiki has been integrated into Nidec’s sales depatment  since November 2003 in consideration of its limited sales proceeds and requests from the customers.

Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements including financial forecasts that are based on our current expectations, assumptions, estimates and projections about our business including  impacts of taking over production capacity of Sankyo Seiki (Philippines) Mfg. Corp., our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained.